# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ADS-Tec Energy PLC, CIK 0001879248
CUSIP: G0085J117
Title of class of securities: Ordinary Shares, $0.0001 nominal value per share
Address of issuer's principal executive offices: 10 Earlsfort Terrace, Dublin 2, Ireland (L2), D02 T380
Date of event which requires filing of this statement: 08/26/2024
Filed by CIK 0001902682
Persons authorized to receive notices and communications: Lynwood E. Reinhardt, Esq, Reed Smith LLP, 2850 N. Harwood Street Suite 1500, Dallas, Texas (TX), 75201, 469-680-4200

## Reporting persons
- ads-tec Holding GmbH (CIK 0001902682): type of reporting person: corporation (CO); citizenship or place of organization: Germany (2M); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 18,020,882; sole dispositive power 0; shared dispositive power 18,020,882; aggregate amount beneficially owned 18,020,882 (33.4% of the class)
- Thomas Speidel: type of reporting person: individual (IN); citizenship or place of organization: Germany (2M); member of a group; source of funds: other (OO); sole voting power 531,265; shared voting power 18,020,882; sole dispositive power 531,265; shared dispositive power 18,020,882; aggregate amount beneficially owned 18,552,147 (34.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, $0.0001 nominal value per share
Name of issuer: ADS-Tec Energy PLC
Address of issuer's principal executive offices: 10 Earlsfort Terrace, Dublin 2, Ireland (L2), D02 T380

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is jointly filed by ads-tec Holding GmbH, based in Nurtingen, Germany, and entered in the commercial register of the Stuttgart Local Court under HRB 224527 ("ADSH") and Thomas Speidel (collectively, the "Reporting Persons").
Residence or business address: The business address of ADSH and Mr. Speidel is Heinrich-Hertz-Str. 1, 72622 Nurtingen, Germany.
Present principal occupation or employment:
Mr. Speidel is the Chief Executive Officer (or its equivalent role in a German company) ("CEO") of ADS-Tec Energy PLC (the "Issuer").

ADSH is a private German corporation that operates as a holding company.
Criminal convictions in the last five years: The Reporting Persons have not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: The Reporting Persons have not, during the past five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.
Citizenship: Germany

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On August 10, 2021, the Issuer entered into a business combination agreement (the "Business Combination Agreement") with European Sustainable Growth Acquisition Corp., an exempted company incorporated in the Cayman Islands ("EUSG"), ads-tec Energy GmbH, based in Nurtingen, Germany, and entered in the commercial register of the Stuttgart Local Court under HRB 762810 ("ADSE"), EUSG II Corporation, an exempted company incorporated in the Cayman Islands ("Merger Sub"), and the shareholders of ADSE, pursuant to which (i) EUSG would merge with and into Merger Sub (the "Merger"), with Merger Sub being the surviving entity of the Merger and becoming a wholly-owned subsidiary of the Issuer, followed immediately by (ii) the transfer by Bosch Thermotechnik GmbH ("Bosch") to the Issuer, and the Issuer's acquisition from Bosch, of certain shares of ADSE in exchange for cash (the "Bosch Acquisition"), and (iii) concurrently with the Bosch Acquisition, ADSH and Bosch would transfer as contribution to the Issuer, and the Issuer would assume from ADSH and Bosch, certain shares of ADSE in exchange for Ordinary Shares of the Issuer (the "Ordinary Shares"), par value $0.0001 (the "Share-for-Share Exchange" and, together with the Merger, the Bosch Acquisition and the other transactions contemplated by the Business Combination Agreement, the "Transactions"). On December 22, 2021, the parties to the Business Combination Agreement consummated the Transactions, resulting in EUSG ceasing to exist and ADSE becoming a wholly-owned subsidiary of the Issuer and the securityholders of ADSE and EUSG becoming securityholders of the Issuer. On the business day immediately prior to the closing of the Merger, EUSG consummated the closing of a series of subscription agreements with accredited investors for the sale in a private placement of 15,600,000 Class A ordinary shares of EUSG for an aggregate investment of approximately $156 million, which shares were automatically cancelled in exchange for 15,600,000 Ordinary Shares upon the closing of the Transactions.

2023 Bridge Loan Warrant Shares

On May 5, 2023, ads-tec Energy Inc., a Delaware corporation ("Debtor") and wholly-owned subsidiary of the Issuer issued unsecured promissory notes with an aggregate principal amount of $12,875,000 (the "Promissory Notes") to certain lenders (the "Lenders"). The Lenders include several entities and individuals including Thomas Speidel. The foregoing summary is qualified in its entirety by reference to the Form 6-K filed on May 11, 2023. In connection with the Debtor's entry into the Promissory Notes, on May 5, 2023, the Issuer entered into warrant agreements with the Lenders (the "Warrants") pursuant to which the Lenders subscribed to purchase 1,716,667 duly authorized, fully paid, and nonassessable ordinary shares, nominal value $0.0001 per share (the "Warrant Shares") of the Issuer, at a purchase price of $3.00 per Warrant Share. Each Warrant is exercisable, in whole or in part, from May 5, 2024 until 5:00 p.m., Eastern Time, on May 5, 2025. The Warrants will be exercisable within sixty (60) days of this report. Through the warrant agreements, ads-tech Holding GmBH, subscribed to purchase 400,000 Warrant Shares for a commitment of $3,000,000 and Mr. Speidel subscribed to purchase 26,667 Warrant Shares for a commitment of $200,000. These Warrant Shares have a maturity date of December 23, 2023.

Board Service Fees

As described in the Issuer's 2021 Omnibus Incentive Plan, in consideration for Mr. Speidel's service on the Board of Directors of the Issuer (the "Board"), Mr. Speidel was awarded (i) 12,500 Ordinary Shares which were received upon the vesting of restricted stock units on December 23, 2022, (ii) 16,667 Ordinary Shares (of which 8,002 were sold by the Issuer to pay for tax withholding obligations) which were received upon the vesting of restricted stock units on July 5, 2024, (iii) 4,253 Ordinary Shares (of which 2,043 were sold by the Issuer to pay for tax withholding obligations) which were received upon the vesting of restricted stock units on September 23, 2024.

Chief Executive Officer Awards

As described in the Issuer's 2021 Omnibus Incentive Plan, in consideration for Mr. Speidel's service as CEO of ads-tec Energy GmbH, Mr. Speidel was awarded (i) 88,750 stock options on March 31, 2023, (ii) 88,750 stock options on March 31, 2024, and (iii) 101,562 stock options on July 5, 2024 all of which options are vested. Further, Mr. Speidel was awarded (i) 88,750 stock options which will vest on March 31, 2025, and (ii) 38,275 stock options which will vest on April 15, 2025. In further consideration for his role as CEO of ads-text Energy GmbH, Mr. Speidel was awarded 60,415 Ordinary Shares which were received upon the vesting of (i) 23,437 restricted stock units (of which 6,262 were sold by the Issuer to pay for tax withholding obligations) on December 31, 2023, (ii) 13,541 restricted stock units (of which 6,501 were sold by the Issuer to pay for tax withholding obligations) on July 5, 2024, and (iii) 23,437 restricted stock units on December 31, 2024. Mr. Speidel will receive an additional 7,783 Ordinary Shares upon the vesting of 7,783 restricted stock units (of which 3,736 will be sold by the Issuer to pay for tax withholding obligations) on April 15, 2025.

## Item 4. Purpose of Transaction
Purpose of transaction:
As described under Item 3, Mr. Speidel participates in the 2021 Omnibus Incentive Plan, so in consideration for Mr. Speidel's service on the Board, Mr. Speidel was awarded (i) 12,500 Ordinary Shares which were received upon the vesting of restricted stock units on December 23, 2022, (ii) 16,667 Ordinary Shares (of which 8,002 were sold by the Issuer to pay for tax withholding obligations) which were received upon the vesting of restricted stock units on July 5, 2024, (iii) 4,253 Ordinary Shares (of which 2,043 were sold by the Issuer to pay for tax withholding obligations) which were received upon the vesting of restricted stock units on September 23, 2024.

Further, in consideration for Mr. Speidel's service as CEO of ads-tec Energy GmbH, Mr. Speidel was awarded (i) 88,750 stock options on March 31, 2023, (ii) 88,750 stock options on March 31, 2024, and (iii) 101,562 stock options on July 5, 2024 all of which options are vested. Further, Mr. Speidel was awarded (i) 88,750 stock options which will vest on March 31, 2025, and (ii) 38,275 stock options which will vest on April 15, 2025. In further consideration for his role as CEO of ads-text Energy GmbH, Mr. Speidel was awarded 60,415 Ordinary Shares which were received upon the vesting of (i) 23,437 restricted stock units (of which 6,262 were sold by the Issuer to pay for tax withholding obligations) on December 31, 2023, (ii) 13,541 restricted stock units (of which 6,501 were sold by the Issuer to pay for tax withholding obligations) on July 5, 2024, and (iii) 23,437 restricted stock units on December 31, 2024. Mr. Speidel will receive an additional 7,783 Ordinary Shares upon the vesting of 7,783 restricted stock units (of which 3,736 will be sold by the Issuer to pay for tax withholding obligations) on April 15, 2025.

While the Reporting Persons do not have any current plans, proposals or agreements with respect to the Ordinary Shares except as otherwise disclosed herein, the Reporting Persons may, from time to time and at any time, acquire additional Ordinary Shares in the open market or otherwise and reserve the right to dispose of any or all of the Ordinary Shares in the open market or otherwise, at any time and from time to time, and to engage in any hedging or similar transactions with respect to the Ordinary Shares.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: All percentages are based on 53,876,307 Ordinary Shares outstanding as of March 12, 2025, as reported in Amendment No. 1 to the Registration Statement on Form F-3 filed with the Securities and Exchange Commission (Registration No. 333-284850) on March 13, 2025 (the "Form F-3"). The Reporting Persons may be deemed to beneficially own, in the aggregate, 18,552,147 Ordinary Shares, representing 34.4% of the outstanding Ordinary Shares.
Number of shares as to which each person has sole or shared power to vote or dispose:
With respect to any rights or powers to vote, or to direct the vote of, or to dispose of, or to direct the disposition of, the Ordinary Shares owned by the Reporting Persons:

(i) Sole power to vote or to direct the vote: Mr. Speidel has sole power to vote or to direct the vote of the 531,265 Ordinary Shares that he beneficially owns.

(ii) Shared power to vote or to direct the vote: ADSH and Mr. Speidel have shared power to vote or to direct the vote of the 18,020,882 Ordinary Shares that they beneficially own.

(iii) Sole power to dispose or to direct the disposition of: Mr. Speidel has power to dispose or direct the disposition of the 531,265 Ordinary Shares that he beneficially owns.

(iv) Shared power to dispose or to direct the disposition of: ADSH and Mr. Speidel have shared power to dispose or to direct the disposition of the 18,020,882 Ordinary Shares that they beneficially own.
Transactions in the class effected during the past sixty days: Other than as described herein, the Reporting Persons have not engaged in any transactions in the Ordinary Shares in the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No other person has the right to receive or the power to direct the receipt of dividends, or proceeds of sale of such securities outlined in this report.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 2.1 Business Combination Agreement, incorporated by reference to Exhibit 2.1 to the Issuer's Registration Statement on Form F-4 (File No. 333-260312).

Exhibit 10.1 Form of Warrant, dated May 5, 2023, incorporated by reference to Exhibit 10.2 to the Issuer's Current Report on Form 6-K filed with the SEC on May 11, 2023 (File No. 001-41188).

Exhibit 99.1 Joint Filing Agreement between ads-tec Holding GmbH and Thomas Speidel, incorporated by reference to Exhibit 99.1 to the Issuer's 13D/A filed with the SEC on March 8, 2024 (File No. 005-93207).

## Signatures
- ads-tec Holding GmbH: /s/ Thomas Speidel, Thomas Speidel/Chief Executive Officer (04/07/2025)
- Thomas Speidel: /s/ Thomas Speidel, Thomas Speidel (04/07/2025)